SCHEDULE B
RULE 10f-3 REPORT FORM
Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures
Columbia Wanger Asset Management, L.P.

1. Name of Fund: **Optimum Small Cap Growth**

2. Name of Issuer: **Chipotle**

3. Underwriter from whom purchased: **Morgan Stanley**_____

4. Affiliated Underwriter managing or participating in underwriting syndicate: _____

   Banc of America Securities LLC_____

5. Aggregate principal amount of purchase by all investment companies advised by the Adviser: **$110,000**_____

6. Aggregate principal amount of offering: **$173,333,333**_____

7. Purchase price (net of fees and expenses): **$22.00**_____

8. Offering price at close of first day on which any sales were made: **$22.00**_____

9. Date of Purchase: **January 26, 2006**_____

10. Date offering commenced: **January 26, 2006**_____

11. Commission, spread or profit: _____% $_**0.92** / share

12. Have the following conditions been satisfied?   Yes   No

a. The securities are:

   part of an issue registered under the Securities Act of 1933
   which is being offered to the public;   _X__   ____

   part of an issue of Government Securities;   ____   ____

   Eligible Municipal Securities;   ____   ____

   sold in an Eligible Foreign Offering; OR   ____   ____

   sold in an Eligible Rule 144A Offering?   ____   ____

   (See Rule 10f-3 Procedures for definitions of defined terms used herein.)

b.   (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   __X__ _____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   _____ _____

c.   The underwriting was a firm commitment underwriting?   __X__ _____

d.   The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   __X__ _____

e.   The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   __X__ _____

f.   (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   __X__ _____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   _____ _____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR __X___ _____

  (2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter? _____ _____

h. Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees? __X___ _____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: Patrick Cunningham_____

Title: Senior Compliance Officer_____

Date: April 28, 2006_____

SCHEDULE B
RULE 10f-3 REPORT FORM
Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures
(Sub-Adviser Name)   Marsico

1. Name of Fund: __Optimum Large Cap Growth Fund__

2. Name of Issuer: __Genworth Financial, Inc Class A__

3. Underwriter from whom purchased: __Citigroup Global Markets, Goldman Sachs, JP Morgan Chase, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS Warburg, Wachovia Capital.__

4. Affiliated Underwriter managing or participating in underwriting syndicate: __Banc Of America Securities__

5. Aggregate principal amount of purchase by all investment companies advised by the Adviser: __$262,000,000 (includes all MCM accounts)__

6. Aggregate principal amount of offering: __$2,332,342,307.25__

7. Purchase price (net of fees and expenses): __$32.75__

8. Offering price at close of first day on which any sales were made: __$32.75__

9. Date of Purchase: __3-2-2006__

10. Date offering commenced: __3-2-2006__

11. Commission, spread or profit: __2.50%__   __$0.81875__ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

part of an issue registered under the Securities Act of 1933 which is being offered to the public;	X	
part of an issue of Government Securities;		
Eligible Municipal Securities;		
sold in an Eligible Foreign Offering; OR		
sold in an Eligible Rule 144A Offering?		

(See Rule 10f-3 Procedures for definitions of defined terms used herein.)

b.   (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   X   ___

   (2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   ___   ___

c.   The underwriting was a firm commitment underwriting?   X   ___

d.   The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   X   ___

e.   The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   X   ___

f.   (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   X   ___

   (2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

   (i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

   (ii) The principal amount of the offering of such class in any concurrent public offering?   ___   ___

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or
     indirect participant in or beneficiary of the sale; OR   X____ ____

    (2) With respect to the purchase of Eligible Municipal Securities, such
    purchase was not designated as a group sale or otherwise allocated to
    the account of an affiliated underwriter?   ____ ____

h. Information has or will be timely supplied to an appropriate officer of
    the Trust for inclusion on SEC Form N-SAR and quarterly reports to
    the Trust's Board of Trustees?   X____ ____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule
10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: ___Scott Richards___

Title: ____Compliance Analyst____

Date:_____April 12, 2006____